SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

180 Life Sciences Corp.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

68236V 104

(CUSIP Number)

KBL IV Sponsor LLC

30 Park Place, Suite 64B

New York, NY 10007

Attn: Marlene Krauss

302-502-2727

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 16, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or other subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68236V 104

1	Names of Reporting Person. KBL IV Sponsor LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power (see Item 5 below) 2,223,365 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power (see Item 5 below) 2,223,365 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,223,365 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 9.03%
14	Type of Reporting Person OO

(1)	KBL IV Sponsor LLC is controlled by its managing member, Marlene Krauss, M.D., the former Chief Executive Officer, and a former member of the Board of Directors, of the Issuer. Accordingly, Dr. Krauss may be deemed to beneficially own the securities that are directly owned by KBL IV Sponsor LLC. Includes warrants to purchase 236,507 shares. However, Dr. Krauss disclaims beneficial ownership over any securities owned directly by KBL IV Sponsor LLC in which she does not have a pecuniary interest.

CUSIP No. 68236V 104

1	Names of Reporting Person. Marlene Krauss, M.D.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization
United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,522,199 (1)
	8	Shared Voting Power (see Item 5 below) 0
	9	Sole Dispositive Power 2,522,199 (1)
	10	Shared Dispositive Power (see Item 5 below) 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,522,199 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 10.25%
14	Type of Reporting Person IN

(1)	Reflects (A) 298,834 shares of the common stock of the Issuer that are owned directly by Marlene Krauss, M.D., and (B) 1,986,858 shares of the common stock of the Issuer, and warrants to purchase up to 236,507 shares of the common stock of the Issuer, that are owned directly by KBL IV Sponsor LLC. KBL IV Sponsor LLC is controlled by its managing member, Marlene Krauss, M.D., the former Chief Executive Officer, and a former member of the Board of Directors, of the Issuer. Accordingly, Dr. Krauss may be deemed to beneficially own the securities that are directly owned by KBL IV Sponsor LLC. However, Dr. Krauss disclaims beneficial ownership over any securities owned directly by KBL IV Sponsor LLC in which she does not have a pecuniary interest.

SCHEDULE 13D

EXPLANATORY NOTE: The following constitutes Amendment No. 2 to the Schedule 13D filed by the Reporting Persons (this “Amendment”). This Amendment amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on June 19, 2017 by the Reporting Persons (the “Original Schedule 13D”), and Amendment No. 1 to the Original Schedule 13D filed with the SEC on November 16, 2020 by the Reporting Persons (“Amendment No. 1”), as specifically set forth herein. Capitalized terms used in this Amendment but not otherwise defined herein have the meanings set forth in the Original Schedule 13D and/or Amendment No. 1, as applicable.

This Amendment is filed on behalf of KBL IV Sponsor LLC, a Delaware limited liability company (the “Sponsor”), and Marlene Krauss, M.D., the managing member of the Sponsor (the “Principal” and together with the Sponsor, the “Reporting Persons”). Dr. Krauss served as the Chief Executive Officer and as a member of the Board of Directors of the Issuer from its inception until November 6, 2020.

Item 1. Security and Issuer

Securities acquired: Common stock, $0.0001 par value (“Common Stock”)

Issuer:	180 Life Sciences Corp. (f/k/a KBL Merger Corp. IV) (the “Issuer”)
830 Menlo Avenue, Suite 100
Menlo Park, CA 94025

Item 2. Identity and Background

(a) This statement is filed by:

(i) the Sponsor, which is the direct holder of record of approximately 9.03% of the issued and outstanding shares of Common Stock, based on the number of shares of Common Stock (24,378,330) outstanding as of November 6, 2020, immediately following the completion of the business combination transaction contemplated by that certain Business Combination Agreement, dated as of July 25, 2019, by and among the Company, KBL Merger Sub, Inc., 180 Life Corp. (f/k/a 180 Life Sciences Corp.), Katexco Pharmaceuticals Corp., CannBioRex Pharmaceuticals Corp., 180 Therapeutics L.P., and Lawrence Pemble in his capacity as stockholder representative (such transaction, the “Merger”), which merger closed on November 6, 2020, as reported by the Issuer in a Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on November 12, 2020 (the “November 8-K”); and

(ii) The Principal, who is the direct holder of record of approximately 1.22% of the issued and outstanding shares of Common Stock, and who is also the indirect holder (through the Sponsor) of approximately 9.03% of the issued and outstanding shares of Common Stock, based on the number of shares of Common Stock (24,378,330) outstanding as of November 6, 2020, immediately following he completion of the Merger, as reported in the November 8-K. The Principal, who served as the Chief Executive Officer and as a member of the Board of Directors of the Issuer from its inception until the closing of the Merger, is the sole managing member of the Sponsor.

All disclosures herein with respect to any Reporting Person are made only by such Reporting Person. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b) The address of the principal business and principal office of each of the Reporting Persons is: 30 Park Place, Suite 64B, New York, New York 10007.

(c) The Sponsor’s principal business, prior to the closing of the Merger, was to act as the Issuer’s sponsor in connection with the initial public offering and business combination transaction of the Issuer. The principal occupation of the Principal is to serve as the Chief Executive Officer of KBL Healthcare Management, Inc. and its affiliated entities. The Principal served as the Chief Executive Officer and as a member of the Board of Directors of the Issuer from its inception until the closing of the Merger.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) The Sponsor is a Delaware limited liability company. The Principal is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D, as amended by Amendment No. 1, is supplemented to add the following paragraph at the end of Item 3:

Between November 17, 2020 and December 23, 2020, the Sponsor sold, in open market transactions, an aggregate of 180,643 of the shares of Common Stock that the Sponsor received upon the automatic conversion, as a result of the closing of the Merger, of a promissory note in the amount of $795,003 that the Issuer issued to the Sponsor in September 2020. The promissory note, which represented advances previously made by the Sponsor to the Issuer, converted at a conversion price of $4.00 per share of Common Stock. The sales occurred as follows: (1) 3,300 shares on November 17, 2020 at a price of $2.2562 per share; (2) 6,700 shares on November 18, 2020 at a price of $2.3105 per share; (3) 33,445 shares on November 19, 2020 at a price of $2.118 pe share; (4) 60,633 shares on November 23, 2020 at a price of $3.2602 per share; (5) 12,182 shares on November 25, 2020 at a price of $2.7753 per share; (6) 10,000 shares on December 14, 2020 at a price of $2.45 per share; (7) 17,877 shares on December 15, 2020 at a price of $2.40 per share; (8) 4,403 shares on December 17, 2020 at a price of $2.44 per share; (9) 12,103 shares on December 17, 2020 at a price of $2.49 per share; and (10) 20,000 shares on December 23, 2020 at a price of $2.85 per share.

On December 16, 2020, the Sponsor made a pro rata distribution for no consideration to its members of an aggregate of 520,312 shares of Common Stock. As part of such distribution, 334,608 shares of Common Stock were distributed to the Principal in her capacity as a member of the Sponsor. On December 24, 2020, the Principal sold 5,000 of such shares in open market transactions at a price of $2.77 per share, on December 28, 2020, the Principal sold 25,000 of such shares in open market transactions at a price of $2.78 per share, and on December 29, 2020, the Principal sold 5,774 of such shares in open market transactions at a price of $2.76 per share.

Item 4. Purpose of the Transaction

Item 4 of the Original Schedule 13D, as amended by Amendment No. 1, is supplemented to add the following paragraph at the end of Item 4:

As noted in Item 3, between November 17, 2020 and December 23, 2020, the Sponsor sold, in open market transactions, an aggregate of 180,643 of the shares of Common Stock that the Sponsor received upon the automatic conversion, as a result of the closing of the Merger, of a promissory note in the amount of $795,003 that the Issuer issued to the Sponsor in September 2020. The promissory note, which represented advances previously made by the Sponsor to the Issuer, converted at a conversion price of $4.00 per share of Common Stock. The sales occurred as follows: (1) 3,300 shares on November 17, 2020 at a price of $2.2562 per share; (2) 6,700 shares on November 18, 2020 at a price of $2.3105 per share; (3) 33,445 shares on November 19, 2020 at a price of $2.118 pe share; (4) 60,633 shares on November 23, 2020 at a price of $3.2602 per share; (5) 12,182 shares on November 25, 2020 at a price of $2.7753 per share; (6) 10,000 shares on December 14, 2020 at a price of $2.45 per share; (7) 17,877 shares on December 15, 2020 at a price of $2.40 per share; (8) 4,403 shares on December 17, 2020 at a price of $2.44 per share; (9) 12,103 shares on December 17, 2020 at a price of $2.49 per share; and (10) 20,000 shares on December 23, 2020 at a price of $2.85 per share.

As noted in Item 3, on December 16, 2020, the Sponsor made a pro rata distribution for no consideration to its members of an aggregate of 520,312 shares of Common Stock. As part of such distribution, 334,608 shares of Common Stock were distributed to the Principal in her capacity as a member of the Sponsor. On December 24, 2020, the Principal sold 5,000 of such shares in open market transactions at a price of $2.77 per share, on December 28, 2020, the Principal sold 25,000 of such shares in open market transactions at a price of $2.78 per share, and on December 29, 2020, the Principal sold 5,774 of such shares in open market transactions at a price of $2.76 per share.

Item 5. Interest in Securities of the Issuer

(a)-(b) The aggregate number and percentage of Common Stock beneficially owned by the Reporting Persons (on the basis of a total of 24,378,330 shares of Common Stock, outstanding as of November 6, 2020 immediately following the closing of the Merger, as reported by the Issuer in the November 8-K) are as follows:

KBL IV Sponsor LLC

a)		Amount beneficially owned: 2,223,365	Percentage: 9.03%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	2,223,365
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	2,223,365

Marlene Krauss, M.D.

a)		Amount beneficially owned: 2,522,199	Percentage: 10.25%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	2,522,199
	ii.	Shared power to vote or to direct the vote:	0
	iii.	Sole power to dispose or to direct the disposition of:	2,522,199
	iv.	Shared power to dispose or to direct the disposition of:	0

The Principal holds sole voting and dispositive power over the securities held directly by the Principal. The Principal also serves as the managing member of the Sponsor. In such capacity, the Principal has the power to exercise voting and dispositive control over any of the securities held by the Sponsor. Accordingly, the Principal may be deemed to beneficially own such securities. However, the Principal disclaims beneficial ownership over any securities owned by the Sponsor in which she does not have a pecuniary interest.

(c) None of the Reporting Persons has effected any transactions of the Issuer’s Common Stock during the 60 days preceding the date of this report, except as described in Item 6 of this Schedule 13D, as amended by Amendment No. 1, which information is incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

Item 7. Material to be Filed as Exhibits

Exhibit 10.1	Securities Subscription Agreement, dated as of September 7, 2016, by and between the Issuer and KBL IV Sponsor LLC (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form S-1 filed by the Issuer with the SEC on April 26, 2017).

Exhibit 10.2	Third Amended and Restated Unit Subscription Agreement, dated as of June 1, 2017, by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by the Issuer with the SEC on June 7, 2017).

Exhibit 10.3	Insider Letter, dated as of June 1, 2017, by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer with the SEC on June 7, 2017).

Exhibit 10.4	Registration Rights Agreement, dated as of June 1, 2017, by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer with the SEC on June 7, 2017).

Exhibit 10.5	Convertible Promissory Note, dated September 2020, issued by the Issuer to the Sponsor (incorporated by reference to Exhibit 10.25 to the Registration Statement on Form S-1 filed by the Issuer with the SEC on October 19, 2020).

Exhibit 99.1	Joint Filing Agreement, by and among the Reporting Persons (incorporated by reference to Exhibit 99.1 to the Original Schedule 13D).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KBL IV SPONSOR LLC

Date: December 30, 2020	By:	/s/ Marlene Krauss, M.D.
		Name:	Marlene Krauss, M.D.
		Title:	Managing Member

Date: December 30, 2020	By:	/s/ Marlene Krauss, M.D.